________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                SCHEDULE 14D-9/A
                                (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                                  CARSON, INC.
                           (NAME OF SUBJECT COMPANY)

                              -------------------

                                  CARSON, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              -------------------

                                    14584510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------

                               MALCOLM R. YESNER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  CARSON, INC.
                     64 ROSS ROAD, SAVANNAH INDUSTRIAL PARK
                            SAVANNAH, GEORGIA 31405
                           TELEPHONE: (912) 651-3400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              -------------------

                                   COPIES TO:
                            LAWRENCE LEDERMAN, ESQ.
                             ROBERT S. REDER, ESQ.
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

________________________________________________________________________________





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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the 'Commission') on March 8, 2000 (as amended and supplemented, the 'Schedule 14D-9') by Carson, Inc., a Delaware corporation (the 'Company'), with respect to the offer made by Crayon Acquisition Corp. ('Purchaser'), a Delaware corporation and a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ('Parent'), disclosed in a Tender Offer Statement on Schedule TO filed with the Commission on March 8, 2000, as the same may be amended from time to time, to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company (the 'Shares') at a price of $5.20 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 8, 2000, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'). Capitalized terms used herein but not defined herein have the same meanings ascribed to them in the Schedule 14D-9.

ITEM 6. SECURITIES TRANSACTIONS.

    Item 6 of the Schedule 14D-9 is hereby amended in its entirety to read as follows:

    There have been no transactions in Shares which were effected during the past sixty (60) days by the Company or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, except the exercise of an option by John L. Sabre, a director of the Company, on February 25, 2000 to purchase 92,893 shares of Class A Common Stock (the 'New Shares') at a price of $3.75 per share pursuant to an Option Agreement dated August 23, 1995, by and between Mr. Sabre and Indosuez CM II, Inc. Accordingly, as of that date, Mr. Sabre was the beneficial owner of 141,229 shares of Class A Common Stock, representing 1.4% of that class, and 23,069 shares of Class C Common Stock, representing less than 1% of that class. The New Shares are subject to the terms and conditions of the Stockholders Agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following items in Schedule I, attached to the Schedule 14D-9, are amended and supplemented as follows:

    The fifth Paragraph of the forepart of Schedule I is hereby amended in its entirety to read as follows:

    In accordance with the Merger Agreement, Purchaser will commence the Offer on Wednesday, March 8, 2000. The Offer is scheduled to expire at 12:00 mignight, New York City time, on April 4, 2000 unless the offer is extended or terminated under the terms of the Merger Agreement.

    With respect to the individual and groups referred to below, the information in the table set forth under the heading 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT' is hereby amended and supplemented as follows:

    (a) Information with respect to Indosuez CM II Inc. is hereby deleted in its entirety.

    (b)

                                                CLASS A COMMON STOCK (a)        CLASS C COMMON STOCK (a)
       NAME AND ADDRESS OF                      --------------------------------------------------------
        BENEFICIAL OWNERS                       NUMBER        % OF CLASS        NUMBER        % OF CLASS
        -----------------                       ------        ----------        ------        ----------
     John L. Sabre (n) ......................   141,229           1.4%           23,069            *

     All Directors and Executive Officers
       as a Group (15 persons) (u)..........  2,288,411          20.7%        3,460,391           67.5%

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:


Exhibit Number   Description
--------------   -----------

 (e)(10)         -- Letter Agreement, dated as of February 25, 2000, among
                    DNL Partners Limited Partnership and Cosmair, Inc.
 (e)(11)         -- Form of Indemnity Release between certain officers and
                    directors of Carson, Inc. and Cosmair, Inc.


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CARSON, INC.

                                          By: /s/ ROBERT W. PIERCE
                                               .........................
                                              Name: Robert W. Pierce
                                             Title: Executive Vice President
                                                    and Chief Financial Officer

Dated: March 10, 2000

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